[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

Derek B. Swanson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Catalina Marketing Corporation

Ladies and Gentlemen:

On behalf of our client, Catalina Marketing Corporation (the “Company”), we submit this letter in response to a Staff comment to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by the Company with the Securities and Exchange Commission on May 2, 2007, as communicated to us in a telephone conversation on May 11, 2007. For your ease of reference, the substance of your comment is restated below.

Comment:

Please provide us with your analysis regarding whether the proposed transaction is part of a “Rule 13e-3 transaction”.

Response:

On behalf of the Company, we respectfully submit to the Staff that the proposed merger (the “Merger”) contemplated by that certain Agreement of Merger (the “Merger Agreement”), dated as of April 17, 2007, by and among the Company, Checkout Holding Corp. (“Parent”) and Checkout Acquisition Corp. (“Merger Sub”), whereby Merger Sub will be merged with and into the Company, with the Company being the surviving corporation (the “Surviving Corporation”), does not constitute a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3 under the Exchange Act because:

i.

none of Parent, Merger Sub, or any of Hellman & Friedman Capital Partners VI, L.P. (“H&F”) or its affiliated funds (the “Funds” and together with H&F, collectively, the “H&F Investors”) (either directly or through Parent or Merger Sub), are “affiliates” of the Company for purposes of Rule 13e-3; and

ii.

none of the members of senior management of the Company, consisting of the ten executive officers of the Company listed in the Proxy Statement (collectively, “Senior Management”), who may be employed by the Surviving Corporation and may be granted the right to acquire a relatively small amount of equity securities of the Surviving Corporation, are by virtue of their potential ongoing relationship with Parent or the Surviving Corporation, “affiliates” of Parent for purposes of Rule 13e-3.

Rule 13e-3 defines a “Rule 13e-3 Transaction” as a “purchase of any equity security by the issuer or an affiliate of such issuer” that has the effects specified in such rule. We submit that none of Parent, Merger Sub or the H&F Investors (either directly or indirectly through Parent or Merger Sub) are affiliates of the Company. None of the H&F Investors, Parent or Merger Sub (i) own any equity securities in the Company, (ii) have any representation on the Company’s board of directors (or the right to appoint any representatives to the Company’s board of directors), (iii) have the power to appoint any officers of the Company or (iv) have any commercial or other relationship that is indicative of control of, or common control with, the Company. Further, we submit that none of the H&F Investors, Parent or Merger Sub should be considered an affiliate of the Company because of any relationship with Senior Management of the Company.

We note that the Staff has previously concurred in the position that affiliate status for purposes of Rule 13e-3 is measured as of the date a merger agreement is executed (See Ranco Inc. – No Action Letter (May 1, 1987)). We have been informed by H&F and Foley & Lardner LLP (“Foley”), legal counsel to the Senior Management of the Company, that on the date the Merger Agreement was executed (April 17, 2007), none of the H&F Investors, Parent or Merger Sub had any agreement with any members of the Company’s Senior Management with respect to such managers’ continued employment by or equity ownership in the Company or Parent following completion of the Merger. As described in the Proxy Statement, on April 15, 2007, H&F received a proposal transmitted by Foley containing proposed terms for the continued employment of the officers of the Company with the Surviving Corporation and an equity incentive plan to be implemented by Parent after the consummation of the Merger. However, we are further informed that H&F indicated to L. Dick Buell (the Company’s Chief Executive Officer) that the terms proposed by Foley were not consistent with the structure of the equity incentive plan that H&F expected Parent to implement and no agreement or understanding with respect to Senior Management’s equity participation in Parent or in the Company after the Merger was reached at that time or prior to the signing of the Merger Agreement. We have been informed by H&F that while the H&F Investors described to Mr. Buell the general terms of the equity incentive plan that they expected Parent to implement in the aggregate for the benefit of Senior Management and other employees of the Company following the merger, the H&F Investors had no discussions with any other member of Senior Management of the Company and no specific proposal was made regarding the amount of equity that would be made available to Mr. Buell or any other member of Senior Management of the Company (whether as a result of such equity incentive plan, any cash investment and/or a contribution of common stock or options of the Company currently held by them or otherwise). Thus, on the date the Merger Agreement was executed, there was no agreement or understanding between any member of Senior Management of the Company and any other person with respect to the terms of such officer’s employment with, or direct or indirect investment in, Parent or the Surviving Corporation. Accordingly, we respectfully submit as a threshold matter that the timing, and ongoing nature, of Senior Management’s negotiations with the H&F Investors and Parent with respect to their continued employment and equity incentive arrangements should be dispositive of the fact that the Merger is not a “Rule 13e-3 Transaction”.

In the event that the Staff does not concur that the timing, and ongoing nature, of the negotiation of Senior Management interests is dispositive, we respectfully submit that, consistent with SEC and Staff guidance, none of the members of Senior Management of the Company are “affiliates” of Parent for purposes of Rule 13e-3. The rule defines an “affiliate” of the issuer as “a person

2

that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”), that “control”, which is fundamental to the concept of an “affiliate” as defined by Rule 13e-3, is dependent upon the particular facts and circumstances of the transaction.

As described in the Outline, a key question is whether members of management who are affiliates of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. We are informed that the Company’s Chief Executive Officer, L. Dick Buell, is the only member of Senior Management who has directly engaged in negotiations with representatives of H&F and Parent regarding the terms of the employment of Senior Management with the Surviving Corporation and the right to purchase or participate in the equity of Parent by Senior Management (and, thus, indirectly in the equity of the Surviving Corporation). These negotiations remain subject to further negotiation and, as of the date hereof, well after the transaction terms were established (as described in the Merger Agreement), no terms or conditions have been agreed to or finalized. In any event, even if the parties eventually reach an agreement or understanding, we are informed by H&F and Foley that none of Mr. Buell, nor the Senior Management group as a whole, are expected to, directly or indirectly, hold a “material” amount of equity in the Surviving Corporation or Parent following the Merger. As stated in the Outline, “[a]n important aspect of the [S]taff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to Senior Management positions, and otherwise be in a position to “control” the surviving company...”

Based on our understanding of the current status of negotiations, which have not been finalized, the H&F Investors and Parent expect that at the time the Merger is completed:

•

Mr. Buell will have the opportunity to acquire (through a cash investment and/or a contribution of common stock or options of the Company currently held by him) less than 0.2% of the common stock of Parent on a fully diluted basis and in addition will be granted time and performance based options to acquire an aggregate of up to approximately 4.5% of the common stock of Parent on a fully diluted basis; and

•

Mr. Buell and the other members of Senior Management of the Company will in the aggregate have the opportunity to acquire (through cash investments and/or contributions of common stock or options of the Company currently held by them) less than 1% of the common stock of Parent on a fully diluted basis and in addition will be granted time and performance based options to acquire an aggregate of less than 9% of the common stock of Parent on a fully diluted basis. Note that both the 1% and 9%

3

calculations include the amounts issuable to Mr. Buell that are referenced above.[1]

These levels of ownership are not material and do not suggest that the Senior Management of the Company will be in a position to “control” the Surviving Corporation, particularly in the context of the Merger, as, immediately following the Merger, the H&F Investors are expected to own at least (i) 99% of the issued and outstanding common stock of Parent and (ii) 84% of the outstanding common stock of Parent on a fully diluted basis. Further, we note that the options that may be granted to the officers and employees of the Company under an equity incentive plan of Parent will be subject to time and performance based thresholds and there is no guarantee such thresholds will be satisfied. Additionally, Parent, the H&F Investors and all employees of the Company that receive equity are expected to enter into a stockholders agreement under which such employees, in their capacity as stockholders of Parent, will agree to vote their interests in Parent at the direction of the H&F Investors. Moreover, Parent has informed us that its board of directors is expected initially to consist of five members, four of whom are expected to be executives of an affiliate of the H&F Investors, with the remaining member expected to be the Surviving Corporation’s Chief Executive Officer. Therefore, any resulting levels of ownership or board representation described above would clearly not result in Senior Management of the Company “controlling” the Surviving Corporation.

Parent has informed us that it intends to employ Mr. Buell as the Surviving Corporation’s Chief Executive Officer and to invite Mr. Buell to join both the board of directors of the Surviving Corporation and of Parent following the Merger. Parent has informed us that, in such event, Mr. Buell would serve as a director of Parent only during such period that Mr. Buell continues to serve as the Surviving Corporation’s Chief Executive Officer. The Staff has noted in the past that it would not view a person as an affiliate of a purchaser based solely on director positions. (See Note 6, SEC Release No. 34-16075). We believe that Mr. Buell’s expected board positions alone, without a material equity interest in Parent, particularly in the context of the dominance of the H&F Investors’ ownership of Parent (strengthened by its rights under the stockholders agreement) and controlling representation on the board of directors of Parent, does not constitute a “control” relationship with the Surviving Corporation.

While the officers of the Company are expected to be involved in corporate affairs or manage designated corporate areas or operations if they are employed by the Surviving Corporation, we are informed that each such officer will be subject to the ultimate direction of the Parent’s board of directors, which will be controlled by representatives of the H&F Investors, and will have a strictly defined and limited area of responsibility with respect to Parent and the Surviving Corporation. Additionally, Mr. Buell’s potential and continued service as the Chief Executive Officer and position as a director of both the Surviving Corporation and Parent would be subject to the discretion of the H&F Investors.

_________________________

1  As reflected in the Proxy Statement, it is currently anticipated that the equity incentive plans offered to Parent’s employees will include, in the aggregate, up to 15% of the outstanding common stock of Parent on a fully diluted basis; however, we are informed by H&F that such 15% is expected to be granted to current Senior Management and employees as well as future employees. We intend to modify the Proxy Statement to clarify this point.

4

Based on the foregoing, we do not believe that Mr. Buell or any of the other members of Senior Management of the Company, individually or as a member of a management group, will be in a position to “control” or otherwise direct or cause the direction of the management and policies of the successor to the Company after the closing through (1) a meaningful equity position or (2) as a result of a position as an officer and/or director of the Surviving Corporation and/or Parent.

We note that the Staff has indicated in the past that it would not view a person as an affiliate of a purchaser based solely on that person entering into or agreeing to enter into a reasonable and customary employment agreement. (See Note 6, SEC Release No. 34-16075). In this regard, Parent has informed us that it expects that the employment arrangements to be entered into with members of Senior Management of the Company will be reasonable and customary and that any new employment arrangements with such members of Senior Management are not anticipated to be materially more favorable to such members of Senior Management than their current arrangements. (See Q.3 of Going Private Rules and Schedule 13e-3 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.)

We also note that the policy underlying Rule 13e-3 is principally to protect unaffiliated security holders from potential coercion and unfairness in transactions involving affiliates on both sides of the transaction, which may have lacked arms-length negotiations, due consideration and/or protection of the interests of such unaffiliated security holders. (See SEC Release No. 34-17719.) As set forth in the Proxy Statement, the Company conducted a thorough process to determine whether a possible transaction would be in the best interests of the Company and its stockholders. Given that (i) the terms and conditions of the Merger Agreement were not established or influenced by persons who had a conflict of interest, (ii) the board of directors of the Company has no affiliation with Parent, Merger Sub or the H&F Investors and (iii) the terms of the transactions contemplated by Merger Agreement were reached only after the Company actively “shopped” itself and conducted an extensive sale process (under the supervision of the Company’s independent directors) in which other bids involving a possible transaction with the Company were received, we respectfully note that none of the concerns regarding potential abuses associated with a “13e-3 Transaction” appear to be present with respect to the Merger.

It should also be noted that the Company’s stockholders will be entitled to vote on the proposed transaction. As of the date hereof, the members of Senior Management of the Company collectively own only approximately 0.7% of the outstanding shares of the Company, an amount that presumably will not impact the outcome of the vote to adopt the Merger Agreement and approve the Merger. Accordingly, it appears that the Merger Agreement was the result of an arm’s-length negotiation between an unrelated buyer and seller, and cannot be regarded as a “management led” buyout or otherwise of the nature that would suggest the potential for undue coercion contrary to the interests of any of the Company’s unaffiliated stockholders. Overall, the purposes and objectives of Rule 13e-3 would not be served or furthered by applying such rules to the Merger in light of the aforementioned facts and circumstances.

In conclusion, we therefore respectfully submit that Rule 13e-3 does not apply to the Merger.

In connection with this letter and the Proxy Statement, the Company hereby acknowledges that:

5

•	it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Barry A. Brooks of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6077.

Sincerely,

/s/ Barry A. Brooks

6